Exhibit 99.1

ALGOMA STEEL INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)

1.	Reporting Issuer

    Algoma Steel Inc.
    105 West Street
    Sault Ste. Marie, ON P6A 7B4

2.	Date of Material Change

    November 2, 2005

3.	Press Release

    A press release was distributed through Canada NewsWire and filed on SEDAR and EDGAR on November 2, 2005.

4.	Summary of Material Change

Algoma Steel Inc. announced the issuance of an irrevocable notice of redemption for the Company’s U.S. $125 million of outstanding 11% Notes due December 31, 2009, to occur on January 3, 2006 at a redemption price of 105.5% of the principal amount.

5.	Full Description of Material Change

    See attached extracts from the News Release issued and filed on SEDAR and EDGAR on November 2, 2005.

6.	Reliance on Confidentiality Provisions of Securities Legislation

    Not applicable.

7.	Omitted Information

    No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

    For further information, please contact Paul Finley, Vice President - Business Development and Corporate Secretary at 705-945-2201.

9.	Statement of Senior Officer

    The foregoing accurately discloses the material change referred to herein.

DATED at Sault Ste. Marie, Ontario, this 9th day of November, 2005.

By:	“Paul Finley”
Name:	Paul C. Finley
Title:	Vice President - Business Development and Corporate Secretary

ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE
Wednesday, November 2, 2005	TSX Symbol: AGA

Algoma Steel Inc. Announces Third Quarter Results

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today released its third quarter results for 2005.

Third Quarter Highlights:

-	EBITDA of $62.8 million.
-	Cash and short-term investments of $453.1 million.
-	Payment of special dividend of $238.2 million.
-	1.2 million shares purchased under the Normal Course Issuer Bid.
-	Redemption of 11% Notes announced.
-	Company opposes Paulson proposal.

Algoma Steel Inc. reported net income of $30.8 million for the three months ended September 30, 2005 or $0.77 per common share. This compares to net income of $64.7 million in the second quarter and $121.6 million in the third quarter of 2004. EBITDA for the third quarter was $62.8 million compared to $119.1 million in the second quarter and $202.0 million in the third quarter of 2004. The decline from the second quarter was due mainly to lower steel prices. Cash and short-term investments decreased by $247.1 million to $453.1 million at September 30 due mainly to the payment of $238.2 million for a special dividend and the purchase of 1.2 million shares at a cost of $29.9 million.

Denis Turcotte, President and Chief Executive Officer, commented, “Despite lower steel prices as a result of a softening market, we were able to generate positive cash flow and net income in the quarter. In addition, we were able to return a significant amount of capital to our shareholders and are positioned to redeem the 11% Notes in January 2006. We will continue to focus on cost reduction and developing market opportunities in order to mitigate the effects of continued escalation to the price of raw materials and energy.”

The Company’s Board of Directors has received and rejected a demand from a shareholder, Paulson & Co. Inc., that the Company undertake a capital reorganization that would result in a substantial reduction in Algoma’s liquidity. The Company has received a requisition from Paulson to call a special meeting of shareholders to consider its proposals, including a replacement of a majority of the directors and a capital reorganization. The Company will conform with its legal and statutory obligations in calling the shareholders’ meeting. The Board of Directors does not believe that the Paulson proposal represents a prudent course of action for the Company.

Redemption of 11% Notes

The Board of Directors has authorized the issuance of an irrevocable notice of redemption for the Company’s U.S. $125 million of outstanding 11% Notes due December 31, 2009. The redemption will occur on January 3, 2006. The redemption price will be at 105.5% of the principal amount and will include interest up to the redemption date. The redemption of the Notes will be funded from existing cash balances and will eliminate annual interest expense of $13.75 million U.S.